SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Announces First Quarter 2009 Financial Results; dated May 14, 2009

ITEM 1

STARLIMS Announces First Quarter 2009 Financial Results

Hollywood, Florida – May 14, 2009 – STARLIMS Technologies Ltd. (NASDAQ:LIMS), a leading provider of laboratory information management systems (LIMS), today announced financial results for the first quarter of fiscal 2009 ended March 31, 2009.

Total revenue for the first quarter of 2009 was $7.4 million, an increase of 6.4% from the $7.0 million reported in the first quarter of 2008. Product revenue for the first quarter of 2009 was $4.5 million, a decrease of 3.2% from $4.7 million reported in the same period a year ago. Services revenue for the first quarter of 2009 was $2.9 million, up 25.9% from the $2.3 million reported in the same period a year ago.

“We are pleased with our financial results for the first quarter. Our strong top-line performance benefitted from a large deal signed for our newly introduced unified laboratory informatics platform. This integrated web-based platform combines STARLIMS v10 with our scientific data management (SDMS) and electronic notebook (ELN) solutions to decrease complexity in the laboratory, more efficiently manage data, processes and workflows, and reduce customers’ costs and time to market,” said Itschak Friedman, CEO of STARLIMS. “We believe our ability to offer innovative solutions that expand our addressable market positions us well to capture long-term growth opportunities as the economy stabilizes.”

GAAP operating income for the first quarter of 2009 was $1.6 million, or 21.7% of revenue, compared to GAAP operating income $1.1 million, or 15.8% of revenue, for the first quarter of 2008. GAAP net income for the first quarter of 2009 was $1.4 million, or $0.16 per diluted share, consistent with the first quarter of 2008.

Non-GAAP operating income for the first quarter of 2009 was $1.8 million, or 23.9% of revenue, compared to $1.2 million, or 17.6% of revenue, for the first quarter of 2008. Non-GAAP net income for the first quarter of 2009 was $1.5 million, or $0.17 per diluted share, consistent with the first quarter of 2008.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP income from operations and net income for the first quarter fiscal year 2009.

Cash, cash equivalents, deposits and marketable securities amounted to $31.5 million on March 31, 2009, compared to $30.8 million on December 31, 2008. The Company generated $0.9 million in cash flow from operations for the first quarter 2009.

“Our strong revenue performance, combined with our focus on cost containment and services margin improvement, enabled us to significantly expand our operating margins,” said Chaim Friedman, chief financial officer of STARLIMS. “We continue to gain market share by leveraging our strong product portfolio and balance sheet, and for the full year we believe we can achieve ongoing growth even in the current IT spending environment.”

Note on Use of Non-GAAP Financial Information

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, STARLIMS uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non recurring expenses, non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. Our management believes that the non-GAAP financial information provided in this release can assist investors in understanding and assessing the Company’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Our management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

Conference Call and Webcast Information

STARLIMS will host a live webcast of its first quarter fiscal year 2009 financial results conference call on Thursday, May 14, 2009 at 8:30 a.m. Eastern Time (15:30 Israel Time). The listen-only webcast can be accessed from the Investor Relations page of the company’s website at http://www.starlims.com. Those interested in participating in the call and the question and answer session should dial 480-248-5081, or if calling from Israel should dial 1-809-34-4019.

The webcast will be archived on the STARLIMS Technologies Investor Relations page of the company’s website at http://www.starlims.com starting at 11:00 a.m. Eastern Time (18:00 Israeli Time) on Thursday, May 14, 2009.

About STARLIMS

STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the Company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today.

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

	December 31,	March 31,
	2008	2009
	Audited	Unaudited

ASSETS
Current Assets
Cash and cash equivalents	21,942	18,371
Short-term deposits	1,191	20
Restricted short-term deposits	338	178
Marketable securities	5,686	11,273
Accounts receivable (net of allowance
for doubtful accounts of $238 and $228, respectively)	10,341	11,300
Other current assets	2,891	2,754

Total current assets	42,389	43,896

Long-Term Assets
Marketable securities - held-to-maturity	1,608	1,614
Other long-term assets	949	874
Fixed assets, net	1,416	1,324
Goodwill	2,227	2,205
Other intangible assets, net	213	189

Total long-term assets	6,413	6,206

Total assets	48,802	50,102

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable	934	642
Deferred revenues	2,876	3,471
Other current liabilities and accrued expenses	2,228	4,811

Total current liabilities	6,038	8,924

Long-Term Liabilities
Long-term deferred revenues	251	158
Accrued severance pay	19	34
Deferred taxes	483	368

Total long-term liabilities	753	560

Shareholders' Equity
Ordinary shares, NIS 1.00 par value;
authorized 15,000,000 shares; issued 9,997,919 and 9,997,919 shares, respectively;
outstanding 8,407,742 and 8,407,742 shares, respectively	3,152	3,152
Additional paid-in capital	31,355	31,495
Accumulated other comprehensive income	(27)	(145)
Retained earnings	12,198	10,783
Treasury stock, at cost - 1,590,177 and 1,590,177 ordinary shares, respectively	(4,667)	(4,667)

Total shareholders' equity	42,011	40,618

Total liabilities and shareholders' equity	48,802	50,102

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,	Three months ended March 31,
	2008	2008	2009
	Audited	Unaudited	Unaudited

Revenues
Software licensing	$10,238	$3,655	$3,051
Maintenance	5,234	1,005	1,459

Total product revenues	15,472	4,660	4,510
Services	9,770	2,309	2,907

Total revenues	25,242	6,969	7,417

Cost of revenues
Cost of products	409	146	15
Cost of services	9,137	2,307	2,373

Total cost of revenues	9,546	2,453	2,388

Gross profit	15,696	4,516	5,029

Operating expenses
Research and development	3,408	833	897
Selling and marketing	6,299	1,681	1,599
General and administrative	3,573	904	926

Total operating expenses	13,280	3,418	3,422

Operating income	2,416	1,098	1,607

Financial income, net	1050	550	84

Income before income taxes	3,466	1,648	1,691

Income tax expense	589	278	328

Net income	$2,877	$1,370	$1,363

Basic earnings per share	$0.33	$0.16	$0.16

Weighted average number of ordinary shares used in
computing basic earnings per share	8,591,614	8,708,546	8,407,742

Diluted earnings per share	$0.33	$0.16	$0.16

Weighted average number of ordinary shares used in
computing diluted earnings per share	8,713,394	8,830,732	8,567,663

STARLIMS TECHNOLOGIES LTD.
NON-GAAP CONSOLIDATED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,	Three months ended March 31,
	2008	2008	2009
	Unudited	Unaudited	Unaudited

Revenues
Software licensing	$10,238	$3,655	$3,051
Maintenance	5,234	1,005	1,459

Total product revenues	15,472	4,660	4,510
Services	9,770	2,309	2,907

Total revenues	25,242	6,969	7,417

Cost of revenues
Cost of products	409	146	15
Cost of services	8,994	2,271	2,337

Total cost of revenues	9,403	2,417	2,352

Gross profit	15,839	4,552	5,065

Operating expenses
Research and development	3,349	819	877
Selling and marketing	6,042	1,616	1,521
General and administrative	3,493	890	896

Total operating expenses	12,884	3,325	3,294

Operating income	2,955	1,227	1,771

Financial income, net	1050	550	84

Income before income taxes	4,005	1,777	1,855

Income tax expense	770	299	383

Net income	$3,235	$1,478	$1,472

Basic earnings per share	$0.38	$0.17	$0.18

Weighted average number of ordinary shares used in
computing basic earnings per share	8,591,614	8,708,546	8,407,742

Diluted earnings per share	$0.37	$0.17	$0.17

Weighted average number of ordinary shares used in
computing diluted earnings per share	8,713,394	8,830,732	8,567,663

STARLIMS TECHNOLOGIES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED
STATEMENT OF INCOME

	Year ended December 31,	Three months ended March 31,
	2008	2008	2009
	Unudited	Unaudited	Unaudited

GAAP total Cost of revenues	9,546	2,453	2,388
Stock based compensation expenses	(143)	(36)	(36)

NON-GAAP total cost of revenues	9,403	2,417	2,352

GAAP Research and Development expenses	3,408	833	897
Stock based compensation expenses	(59)	(14)	(20)

NON-GAAP Research and Development expenses	3,349	819	877

GAAP Selling and marketing expenses	6,299	1,681	1,599
Stock based compensation expenses	(257)	(65)	(78)

NON-GAAP Selling and marketing expenses	6,042	1,616	1,521

GAAP General and administrative expenses	3,573	904	926
Stock based compensation expenses	(25)	(6)	(6)
Issuance related expenses	-	-	-
Amortization of purchased intangible assets	(55)	(8)	(24)

NON-GAAP General and administrative expenses	3,493	890	896

GAAP total tax expenses	589	278	328
Stock based compensation expenses	181	21	55

NON-GAAP total tax expenses	770	299	383

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,	Three months ended March 31,
	2008	2008	2009
	Audited	Unaudited	Unaudited

CASH FLOWS - OPERATING ACTIVITIES
Net income	$2,877	$1,370	$1,363

Adjustments to reconcile net income to cash provided by
(used in) operating activities:
Depreciation and amortization	593	144	138
Stock-based compensation	488	122	140
Gains related to marketable securities	(79)	(137)	(38)
Increase (decrease) in accrued severance pay	(32)	(3)	15
Deferred income taxes	(459)	(71)	(225)
Capital loss from sales of fixed assets	3	-	-
The effect of exchange rate changes	54	(145)	21
Changes in assets and liabilities:
Increase in trade receivables	(834)	(1,616)	(1,116)
Increase (decrease) in allowance for doubtful accounts	46	23	(10)
Decrease (increase) in other current assets	(607)	(23)	229
Increase in trade accounts payable	509	409	88
Increase in deferred revenues	783	523	502
Decrease in other current liabilities	(1,132)	(1,197)	(170)

Net cash provided by (used in) operating activities	2,210	(601)	937

CASH FLOWS - INVESTING ACTIVITIES
Investments in marketable securities	(4,761)	(133)	(6,350)
Proceeds from sale of marketable securities	703	129	795
Investment in held-to-maturity marketable securities	(428)	(385)	-
Proceeds from redemption of held-to-maturity securities	466	-	-
Investments in deposits, net	(1,245)	33	1,331
Loans to employees, net	(281)	11	128
Purchase of fixed assets	(374)	(122)	(27)
Proceeds from sale of fixed assets	11	-	-
Acquisition of subsidiaries, net of cash acquired, and business operation	(950)	-	(251)
Purchase of other intangible assets	(75)	-	(25)

Net cash used in investing activities	(6,934)	(467)	(4,399)

CASH FLOWS - FINANCING ACTIVITIES
Purchase of treasury stocks by the Company	(1,943)	(681)	-
Proceeds from sale of treasury stock against exercise of options	23	-	-
Dividends paid	(2,918)	-	-

Net cash provided by (used in) financing activities	(4,838)	(681)	-

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(200)	10	(109)

Increase (decrease) in cash and cash equivalents	(9,762)	(1,739)	(3,571)

Cash and cash equivalents at the beginning of the period	31,704	31,704	21,942

Cash and cash equivalents at the end of the period	$21,942	$29,965	$18,371

NOTE 1 - SEGMENTAL DISCLOSURE

Revenues by geographical areas

	Year ended December 31,	Three months ended March 31,
	2008	2008	2009
	Audited	Unaudited	Unaudited

North America	$17,203	$5,283	$5,195
Latin America	956	208	175
Europe	3,089	708	1,459
Asia	3,800	740	563
Israel	194	30	25

	$25,242	$6,969	$7,417

NOTE 2 - DISTRIBUTION OF CASH DIVIDEND

In March, the Company declared a cash dividend in the amount of approximately $0.33 per share or approximately $2.8 million dollars in the aggregate. The dividend was paid on April 21, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: May 14, 2009